~2002~ Annual Report

KILLBUCK BANCSHARES, INC

~2002~
Annual Report

Table of Contents

Management's Letter 2
Corporate Profile and Stock Information 5
Selected Financial Data 6
Management's Discussion and Analysis 7
Report of Independent Auditors 17
Consolidated Financial Statements 18
Notes to Consolidated Financial Statements 24
Officers, Administration and Management 40

KILLBUCK
BANCSHARES, INC

Killbuck Bancshares', Inc. Annual Report for the year ended December 31, 2002 filed with the Securities and Exchange Commission on form 10-K, including exhibits, is available without charge upon written request. For a copy of the form 10-K or any other investor information, please contact our Investor Relations officer at our Killbuck, Ohio office. The Annual Meeting of Shareholders will be held on April 28, 2003 at 7:30 p.m. at the Killbuck Office.

To Our Shareholders and Friends...

It is a pleasure on behalf of the Board of Directors, Management and Staff to present the 2002 financial results of Killbuck Bancshares, Inc. and The Killbuck Savings Bank Co. As you review the graphs and financial analysis on the following pages of our annual report, you will see that the Bank had another rewarding year.

The year 2002 started with many questions about our Country's safety, the geo-political landscape and questions about the road to economic recovery. At the time of this writing, unfortunately, there has been little clarity on most of these issues. At present, we stand at the precipice of a potential war with Iraq, and potentially, a more serious threat from North Korea. Fortunately, terrorism has not struck within our borders this past year, but clearly remains a viable risk as witnessed by several terrorist incidents around the globe. Hopefully by the time you read this report, some of these geo-political issues have been resolved and the economic recovery can get back on track. There have been many signs that the U.S. economy has remained very resilient throughout these times of uncertainty; and with a few positive announcements to help settle public concerns, the health of the economy can resume.

Managing a bank's balance sheet has been difficult with interest rates remaining at 40+ year lows. These low interest rates have had a positive impact on borrowers but have been negative to the depositors that rely on interest checks to supplement their retirement. Banks walk a fine line giving competitive loan rates while trying also to offer fair interest rates to its depositors.

Throughout 2001, the Federal Reserve used the full force of monetary policy to support the economy, cutting the Federal Funds Rate (the rate charged between banks for overnight funds) by 4.75% in a series of 11 different rate cuts. In November 2002, the Federal Reserve continued this stimulus by reducing rates an additional 1/2% to a new low of 1.25%. These reductions in interest rates had a meaningful impact on lowering the cost of borrowing and spurring activity in both the housing and auto sectors. In fact, according to the Federal Reserve, 50% of all homeowners have refinanced their mortgages within the last two years. With mortgage rates at 40-year lows, a record number of homeowners used this opportunity to refinance their existing mortgages, lowering their interest and, in many



Luther E. Proper
President / CEO



Craig A. Lawhead
Executive Vice President



Diane S. Knowles
Senior Vice President / CFO

cases have either shortened the original maturity or lowered their overall housing costs. These lending opportunities are one factor which enabled KSB to put together a profitable year.

Net earnings for 2002 totaled $3,217,544, comparing favorably to the $2,944,565 recorded in 2001. This represents an increase of 9.3%. Earnings per share were $4.68 compared to earnings per share of $4.23 reported in 2001. Dividends paid to shareholders in 2002 were $1.75 per share, totaling $1,200,310 compared to $1.60 per share totaling $1,113,627 in 2001. After deduction for the mentioned dividends, the book value of Killbuck Bancshares stock has grown to $49.81 at year-end. The most recent sales have been reported at $92.00-$93.00 per share.

Although the growth rate has slowed somewhat due to the sluggish economy, the Bank continues to grow with total assets reaching a new high of $283,174,395 at year-end. Due to the continued growth over the past several years, floor space has become a problem, especially when the Bank wishes to continue its growth pattern. To accommodate the future growth and our current need for additional office space, the Bank purchased the Miller Building adjacent to the Millersburg North Office to use as a loan production office. This additional office space and additional parking will help ensure our continued growth. We hope to occupy this facility around mid-year.

Total Assets


$300
$250
$200
$150
$100
$50
$0
Millions
$232.0
$243.1
$262.0
$281.2
$283.2
1998
1999
2000
2001
2002

Net Income


$4000
$3500
$3000
$2500
$2000
$1500
$1000
$500
$0
Thousands
$2916
$3018
$3283
$2945
$3218
1998
1999
2000
2001
2002

Earnings Per Share


$6
$5
$4
$3
$2
$1
$0
$4.37
$4.28
$4.66
$4.23
$4.68
1998
1999
2000
2001
2002

Dividends Per Share


$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$.80
$.60
$1.05
$1.25
$1.45
$1.60
$1.75
1998
1999
2000
2001
2002

Shareholder's Equity


$40
$35
$30
$25
$20
$15
$10
$5
$0
Millions
$27.4
$28.9
$31.7
$33.0
$34.2
1998
1999
2000
2001
2002


Total Loans
$200
$180
$160
$140
$120
$100
$80
Millions
$137.9
$143.8
$151.2
$152.2
$175.2
1998
1999
2000
2001
2002

Our Bank showed strong loan growth in 2002. Total loans reached $175.2 million as of December 31, 2002, which is an increase of 15.11% from the previous year-end total of $152.2 million.

Total Commercial and Commercial Real Estate Loans increased 14.4%, or $8.8 million to $70.2 million. This increase was the result of the continued commitment by our Bank to be a principal source of funding for the small and medium sized businesses in the markets we serve.

As discussed previously, Real Estate Mortgage Loans continue to be a significant portion of the Bank's new originations and our total loan portfolio. The result was a year of growth for the Bank's Real Estate Mortgage Loan portfolio. More specifically, the Banks Residential Mortgage Loan portfolio increased by $17.3 million to a year-end total of $73.1 million. The majority of our fixed-rate home mortgage originations are sold into the Secondary Mortgage Market. A year of strong demand for the fixed-rate home mortgage product resulted in another year of growth for our portfolio of loans that are serviced for investors. This portfolio grew $13.0 million to a year-end balance of $27.2 million. Net gains from the sale of loans into the secondary market were $129,000. This was an increase of $53,000 from 2001. The increase in net gains was primarily the result of the increase in the volume of loans that were sold, and in the favorable pricing opportunities that were available throughout the year.

The year 2002 was a year of continued and increasing security concerns across the nation. We share those concerns and have addressed them in our technological areas by hiring a computer security firm to perform a thorough vulnerability assessment and penetration testing of all of our computers systems. While the systems were in good shape, we have made some improvements to further tighten them and prevent intrusions. We have taken further steps to ensure the continued security of our customers' information and protect the Bank from attacks. We contracted with the same computer security firm; and in early 2003, we have implemented real-time security monitoring 24 hours a day 7 days a week 365 days a year on our computer systems. This monitoring will notify us immediately if it suspects any wrongdoings. This may appear to be "overkill" to some but we wanted to err, if at all, on the side of safety and security. We owe this to our depositors and our shareholders.

In closing, it is evident that community banking is alive and well. What is the definition of a community bank? Our definition of a community bank is one that demonstrates commitment and connectivity to its community, care about its customers and concern for its employees. With a local Board of Directors and Management and a caring Staff, The Killbuck Savings Bank exemplifies this meaning of a community bank and with this structure will continue to play an important role in the economic prosperity of the communities we so proudly serve.


Deposits
$300
$250
$200
$150
$100
$50
$0
Millions
$192.1
$201.7
$219.2
$238.0
$239.0
1998
1999
2000
2001
2002

Corporate Profile - Killbuck Bancshares, Inc.

Killbuck Bancshares, Inc. (the "Company") was incorporated under the laws of the State of Ohio on November 29, 1991 at the direction of management of the Bank, for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of The Killbuck Savings Bank Company. In November 1992, the Company became the sole shareholder of the Bank. The Bank carries on business under the name "The Killbuck Savings Bank Company." The principal office of the Company is located at 165 N. Main Street, Killbuck, Ohio.

The Killbuck Savings Bank Company was established under the banking laws of the State of Ohio in November of 1900. The Bank is headquartered in Killbuck, Ohio, which is located in the northeast portion of Ohio, in Holmes County. The Bank is insured by the Federal Deposit Insurance Corporation, and is regulated by the Ohio Division of Financial Institutions and the Board of Governors of the Federal Reserve System.

The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, interest-bearing accounts, internet banking, bill payment, safe deposit facilities, real estate mortgage loans and consumer loans. The Bank also makes secured and unsecured commercial loans.

Stock Market Information

There is no established public trading market for our common stock and our shares are not listed on any exchange. Sale price information is based on information reported to us by individual buyers and sellers of our stock. The following table summarizes the high and low prices and dividend information for 2002 and 2001. Cash dividends are paid on a semi-annual basis.

Quarter Ended	High	Low	Cash Dividends Paid
2002			
March 31	$92.54	$91.97	N/A
June 30	93.00	93.00	$.85
September 30	93.00	93.00	N/A
December 31	93.00	93.00	$.90
2001			
March 31	$94.86	$88.30	N/A
June 30	90.19	88.92	$.80
September 30	92.43	90.35	N/A
December 31	93.18	91.42	$.80

At December 31, 2002 the Company had approximately 1,037 shareholders of record.

Selected Financial Data

The following table sets forth general information and ratios of the Company at the dates indicated (in thousands except per share data and shares).

	Year Ended December 31,				
For the Year	2002	2001	2000	1999	1998
Total Interest Income	$15,988	$18,933	$19,265	$17,069	$16,024
Total Interest Expense	5,926	9,237	9,367	8,201	7,892
Net Interest Income	10,062	9,696	9,898	8,868	8,132
Provision for Loan Losses	210	263	540	240	183
Net interest income after provision for loan losses	9,852	9,433	9,358	8,628	7,949
Total Other Income	942	822	724	646	558
Total Other Expense	6,642	6,407	5,720	5,319	4,574
Income Before Income Taxes	4,152	3,848	4,362	3,955	3,933
Income Tax Expense	934	903	1,079	937	1,017
Net Income	$3,218	$2,945	$3,283	$ 3,018	$ 2,916
Per Share Data					
Net earnings (1)	$4.68	$4.23	$4.66	$4.28	$4.37
Dividends (1)	$1.75	$1.60	$1.45	$1.25	$1.05
Book Value (at period end) (1)	$49.81	$47.65	$45.18	$41.00	$38.90
Average No. of Shares Outstanding (1)	686,739	696,017	703,784	705,331	684,650
Year-End Balances					
Total Loans	$175,157	$152,158	$151,800	$143,777	$137,891
Securities	80,626	91,223	82,287	75,574	65,676
Total Assets	283,174	281,258	262,000	243,150	231,994
Deposits	239,039	237,971	219,168	201,738	192,079
Borrowings	9,198	9,522	10,514	12,013	11,922
Shareholders' Equity	34,204	33,037	31,741	28,917	27,437
Significant Ratios					
Return on Average Assets	1.15%	1.10%	1.31%	1.29%	1.40%
Return on Average Equity	10.10	9.34	10.98	10.69	12.35
Dividends Per Share to Net Income Per Share	37.31	37.86	31.12	29.21	24.03
Average Equity to Average Assets	11.36	11.75	11.93	12.05	11.32
Loans to Deposits	73.28	63.94	69.26	71.27	71.79
Allowance for Loan Losss to Total Loans	1.33	1.49	1.55	1.31	1.34

(1) Adjusted for 5 to 1 stock split in 1998.

Management's Discussion & Analysis of Financial Condition and Results of Operation

Killbuck Bancshares, Inc. ("Killbuck" or the "Company") is the parent holding company for the Killbuck Savings Bank Company (the "Bank"). The following discussion and analysis is intended to provide information about the financial condition and results of operation of the Company and should be read in conjunction with the audited Consolidated Financial Statements, footnotes and other discussions appearing elsewhere in this annual report and the Company's Form 10-K.

Certain information presented in this discussion and analysis and other statements concerning future performance, developments or events, and expectations for growth and market forecasts constitute forward-looking statements which are subject to a number of risks and uncertainties, including interest rate fluctuations, changes in local or national economic conditions, and government and regulatory actions which might cause actual results to differ materially from stated expectations or estimates.

Critical Accounting Policies

The Company's accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the consolidated financial statements. Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known, and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of "Notes to Consolidated Financial Statements."

Goodwill and Other Intangible Assets

As discussed in Note 7 of the consolidated financial statements, the Company must assess goodwill and other intangible assets each year for impairment. This assessment involves estimating cash flows for future periods. If the future cash flows were less than the recorded goodwill and other intangible assets balances, we would be required to take a charge against earnings to write down the assets to the lower value.

Deferred Tax Assets

We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced. Our deferred tax assets are described further in Note 13 of the consolidated financial statements.

Overview

The reported results of the Company are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. We are not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. Net interest income is the largest component of net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities.

During 1998, we completed the merger of Commercial and Savings Bank Company of Danville, Ohio with, and into the Bank. This merger has allowed us to better serve our existing clients in this area, while allowing us the opportunity to attract new customers from the Danville area.

The branch facility in Sugarcreek, Ohio opened for business in February 2000. In July 2001, a branch facility in Howard, Ohio (Apple Valley Area) opened for business. These locations have given us a presence in the Sugarcreek and Apple Valley areas and allowed us to develop new business and deposit relationships in these areas.

Result of Operations

Summary

For 2002, we recorded net income of $3.2 million compared to $2.9 million for 2001 and $3.3 million for 2000.

Other operating income was $942,000 for 2002 compared to $822,000 for 2001 and $724,000 for 2000.

Total other operating expenses were $6.6 million in 2002 compared to $6.4 million in 2001 and $5.7 million in 2000.

Earnings per share for 2002 were $4.68 compared to $4.23 for 2001 and $4.66 for 2000.

Net Interest Income

Our net interest income increased by $366,000 in 2002 from 2001 and decreased by $202,000 in 2001 from 2000.

Total interest income decreased by $2,945,000 or 15.55% for 2002 from 2001. The decrease of $2,945,000 for 2002 resulted primarily from a decrease of $2,350,000 in interest income on loans and $148,000 in interest income on investment securities. The decreases in loan and investment security interest income resulted primarily from decreases in the current yield on the loan and investment portfolios which decreased 195 basis points to 7.10% and 61 basis points to 4.87% respectively. The decrease in the current yield was a result of the economic environment, more specifically, falling interest rates.

Total interest income decreased by $331,000 or 1.72% for 2001 from 2000. The decrease of $331,000 for 2001 resulted primarily from a decrease of $345,000 in interest income on loans and $40,000 in interest income on investment securities. The decreases in loan and investment security interest income resulted primarily from decreases in the current yield on the loan and investment portfolios which decreased 59 basis points to 9.05% and 20 basis points to 5.48% respectively. The decrease in the current yield was a result of the economic environment, more specifically, falling interest rates.

The yield on earning assets was 6.04%, 7.53%, and 8.19% for 2002, 2001, and 2000 respectively. The decrease in the yield on earning assets is attributable to the general decline in interest rates.

Interest expense for 2002 decreased by $3,311,000 or 35.84% from 2001 and decreased by $129,000 for 2001 from 2000. The decrease was due to a decrease in the cost on interest bearing liabilities, which declined 170 basis points from 4.48% in 2001 to 2.78% in 2002.

The decrease in 2001 from 2000 was due to a decrease in the cost on interest bearing liabilities, which declined 38 basis points from 4.86% to 4.48%.

The average volume of time deposits decreased $5.1 million and interest bearing demand deposits, money market deposits, and savings deposits increased $3.0 million, $4.3 million, and $5.9 million respectively in 2002 while time deposits and interest bearing demand deposits increased $10.1 million, and $143,000 respectively for 2001.

The cost on interest bearing liabilities was 2.78% for 2002 and 4.48% for 2001, and 4.86% for 2000. The decrease for 2002 is due mainly to a decrease in the cost of time deposits of 199 basis points.

Due mainly to a decrease in the yield on total earning assets, the net yield on earning assets has decreased again this year reversing the increase of the prior year. The net yield on interest earning assets is 3.80%, 3.86% and 4.21% for 2002, 2001 and 2000 respectively.

The following table sets forth, for the periods indicated, information regarding the total dollar amounts of interest income from average interest-earning assets and the resulting yields, the total dollar amount of interest expense on average interest-bearing liabilities and the resulting rate paid, net interest income, interest rate spread and the net yield on interest-earning assets (dollars in thousands):

Average Balance Sheet and Net Interest Analysis

	For the Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets									
Interest earning assets:									
Loans (1)(2)(3)	$162,079	$11,504	7.10%	$153,119	$13,854	9.05%	$147,224	$14,199	9.64%
Securities - taxable (4)	46,440	2,393	5.15%	43,312	2,689	6.21%	44,312	2,854	6.44%
Securities - nontaxable	40,599	1,845	4.54%	36,653	1,697	4.63%	33,600	1,572	4.68%
Federal funds sold	15,370	246	1.60%	18,407	693	3.76%	10,194	639	6.27%
Total interest - earnings assets	264,488	15,988	6.04%	251,491	18,933	7.53%	235,330	19,264	8.19%
Noninterest-earning assets:									
Cash and due from other institutions	8,743			8,538			7,666		
Premises and equipment, net	5,209			4,950			4,079		
Accrued interest	1,306			1,477			1,900		
Other assets	3,143			4,095			3,606		
Less allowance for loan losses	(2,291)			(2,286)			(2,004)		
Total	$280,598			$268,265			$250,577		

Average Balance Sheet and Net Interest Analysis (continued)

	For the Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Liabilities and Shareholders Equity									
Interest bearing liabilities:									
Interest bearing demand	$31,768	$321	1.01%	$28,817	$557	1.93%	$28,674	$736	2.57%
Money market accounts	17,636	330	1.87%	13,316	442	3.32%	11,249	412	3.66%
Savings deposits	36,437	602	1.65%	30,523	788	2.58%	27,980	873	3.12%
Time deposits	118,851	4,346	3.66%	123,928	7,000	5.65%	113,868	6,717	5.90%
Short term borrowings	3,831	5	.13%	3,942	65	1.65%	4,523	181	4.00%
Federal Home Loan Bank advances	4,752	322	6.78%	5,676	385	6.78%	6,610	447	6.76%
Total interest bearing liabilities	213,275	5,926	2.78%	206,202	9,237	4.48%	192,904	9,366	4.86%
Noninterest bearing liabilities:									
Demand deposits	33,524			28,603			27,117		
Accrued expenses and other liabilities	1,931			1,926			663		
Shareholder's equity	31,868			31,534			29,893		
Total	$280,598			$268,265			$250,577		
Net interest income		$10,062			$9,696			$9,898	
Interest rate spread (5)			3.26%			3.05%			3.33%
Net yield on interest earning assets (6)			3.80%			3.86%			4.21%

(1) For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.

(2) Included in loan interest income are loan related fees of $414,438, $344,664, and $300,335 in 2002, 2001, and 2000, respectively.

(3) Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.

(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.

(5) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(6) Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

Rate / Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rates (changes in rate multiplied by old average volume). Changes which are not solely attributable to rate or volume are allocated to changes in rate due to rate sensitivity of interest-earning assets and interest-bearing liabilities (dollars in thousands).

	2002 Compared to 2001			**2001 Compared to 2000**		
	Increase (Decrease) Due To			Increase (Decrease) Due To		
	Volume	Rate	Net	Volume	Rate	Net
Interest income						
Loans	$811	$(3,161)	$(2,350)	$569	$(914)	$(345)
Securities-taxable	194	(490)	(296)	(64)	(101)	(165)
Securities-nontaxable	183	(35)	148	143	(18)	125
Federal funds sold	(114)	(333)	(447)	515	(461)	54
Total interest earning assets	1,074	(4,019)	(2,945)	1,163	(1,494)	(331)
Interest expense						
Interest bearing demand	57	(293)	(236)	4	(183)	(179)
Money market accounts	143	(255)	(112)	76	(46)	30
Savings deposits	153	(339)	(186)	79	(163)	(84)
Time deposits	(287)	(2,367)	(2,654)	594	(312)	282
Short-term borrowing	(2)	(58)	(60)	(23)	(93)	(116)
Federal Home Loan Bank advances	(63)	--	(63)	(63)	1	(62)
Total interest bearing liabilities	1	(3,312)	(3,311)	667	(796)	(129)
Net Change in Interest Income	**$1,073**	**$(707)**	**$ 366**	**$496**	**$(698)**	**$(202)**

Provision for Loan Losses

The provision for loan losses was $210,000 for 2002, $262,500 for 2001, and $540,000 for 2000. We make periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risks inherent in the loan portfolio. There can be no assurances, however, that additional provisions will not be required in future periods. The allowance for loan losses as a percent of total loans was 1.33%, 1.49% and 1.55% for 2002, 2001 and 2000 respectively.

The allowance for loan losses is Management's estimate of the amount of probable credit losses in the portfolio. The Company determines the allowance for loan losses based upon an ongoing evaluation. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans that may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed uncollectable are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The Company's allowance for loan losses is the accumulation of various components calculated based upon independent methodologies. All components of the allowance for loan losses represent an estimation performed according to either Financial Accounting Standards No. 5 or No. 114. Management's estimate of each allowance component is based on certain observable data that Management believes is the most reflective of the underlying loan losses being estimated. Changes in the amount of each component of the allowance for loan losses are directionally consistent with changes in the observable data and corresponding analyses. Some of the components that Management factors in are current economic conditions, loan growth assumptions, and levels of nonperforming loans.

A key element of the methodology for determining the allowance for loan losses is the Company's credit-risk-evaluation process, which includes credit-risk grading of individual commercial loans. Loans are assigned credit-risk grades based on an internal assessment of conditions that affect a borrower's ability to meet its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower's current financial information, historical payment experience, credit documentation, public information, and other information specific to each individual borrower. Certain commercial loans are reviewed on an annual or rotational basis or as Management becomes aware of information affecting a borrower's ability to fulfill its obligation.

While 2000 was a year of strong loan performance; management recognized that the general economic environment continued to change. Overall economic growth in the United States slowed and utility prices rose dramatically. These changes also affected our local communities. The added burden of higher utility prices and the possibility of slower employment growth,work-week shortages or layoffs, made meeting monthly consumer debt obligations more difficult.

For the reasons mentioned above, the provision for loan losses was increased substantially during the fourth quarter of 2000.

Other Income

Other income, which is comprised principally of fees and charges on customers' deposit accounts, increased $120,000 or 14.6% to $942,000 in 2002 from $822,000 in 2001, and increased $98,000 or 1.4% in 2001 from 2000. Service charges on customer accounts increased $65,000 or 11.6% in 2002 due to increased deposit activity at the Apple Valley Office, which opened in July 2001 and increases in new deposit accounts. The Bank started to sell fixed rate loans in the secondary market in late 1997. Due to market conditions, the Bank originated and sold $5.3 million more of these loans in 2002 compared to 2001. Gains for these sales were $129,000 in 2002, $76,000 in 2001 and $10,000 in 2000. Income from the alternative investment service the Bank introduced in 1997 was $13,000 for 2002 and $2,000 for 2001 and $41,000 for 2000. The year 2001 was a rebuilding year for the program due to the absence of permanent personnel and a change in the broker/dealer relationship.

Other Expense

Other expense increased $235,000 or 3.7% to $6.6 million in 2002 as compared to $6.4 million in 2001 and increased $687,000 or 12% for 2001 from $5.7 million in 2000.

Salary and employee benefits for 2002 totaled $3.4 million, an increase of $200,000 or 6.3% from $3.2 million in 2001 and increased $400,000 for 2001 or 14.3% from $2.8 million in 2000. This increase represents the effect of a full year's expense associated with new employees due to the addition of the branch in Howard, Ohio in July 2001, and normal recurring employee cost increases for annual salary raises, staff additions and employee benefits for 2002. The increase for 2001 is due to the new branch in Howard, Ohio and normal recurring employee cost increases for annual salary increases, staff additions and employee benefits.

Occupancy and equipment expense increased $60,000 in 2002 and $89,000 in 2001. The increase in expense during 2002 was attributable to normal and recurring items and a full year of occupancy and equipment expense on the Apple Valley branch in Howard, Ohio. For 2001, the increases were attributable to normal and recurring items and the opening of the Apple Valley branch.

Other operating expenses for 2002 totaled $2.3 million, a $58,000 or 2.5% decrease from the $2.3 million reported in 2001 and a $200,000 or 10 % increase for 2001 from the 2000 total of $2.1 million.

The decrease in other expense is due to several factors including the elimination of the amortization expense for goodwill of $111,000, with the adoption of FAS No. 142, a $12,000 increase in charitable contribution expenses, a $16,000 increase in postage expenses, a $36,000 increase in credit card processing expenses, an $11,000 decrease in professional fees, a $7,000 decrease in telephone expense, an $11,000 increase in data processing expenses, and increases in normal and recurring expenses. For further discussion of the goodwill expense, see Note 7. The charitable contribution expense increase is due to some larger local projects than usual. The postage expense is attributable to an increase in deposit accounts, the Apple Valley branch and the U.S. postal increases. The credit card processing expense increase is due mainly to the increase in credit card receivables and the increase in merchant relations. The professional fees decrease is attributable to in-house expertise, which allows the preparation of many documents that were formerly provided by outside service providers. The telephone expense is attributable to better contract pricing with a single vendor. The data processing expense is attributable to the increase in deposit accounts. The increase of $200,000 in 2001 from 2000 in other expenses is attributable to costs associated with increases in normal and recurring expenses associated with a new branch and existing branches and a full year costs associated with the implementation of new technologies.

Income Tax Expense

Income tax expense increased by $32,000 for 2002 to $935,000 from $903,000 in 2001 and decreased $176,000 in 2001 from $1,079,000 in 2000. The effective rate on taxes for 2002, 2001 and 2000 was 22.5%, 23.5% and 24.7% respectively. The effective tax rate is affected by the amount of tax-exempt income earned by the Company each year.

Comparison of Financial Condition at December 31, 2002 and 2001

Total assets at December 31, 2002 amounted to $283 million, an increase of $2 million compared to $281 million at December 31, 2001.

Cash and cash equivalents decreased $10 million or 32.9% from December 31, 2001 to December 31, 2002, with liquid funds held in the form of federal funds sold decreasing $10.2 million. The decrease in federal funds sold at December 31, 2002 was used to help fund loan growth.

Total investment securities decreased $10.6 million or 11.6% from December 31, 2001 to December 31, 2002. The decrease in investments was due to maturities and calls and was used to help fund loan growth. Information detailing the book value of the investment portfolio by security type and classification is present in Note 3 to the consolidated financial statements.

Total loans were $175.2 million at December 31, 2002 an increase of $23 million or 15.11% from $152.2 million at December 31, 2001. Of this $23 million increase approximately $17.3 million was in the residential real estate loan portfolio, approximately $5.7 million was an increase in the agriculture real estate loan portfolio, approximately $10.8 million was an increase in the commercial real estate loan portfolio, approximately $8.9 million was an increase in the construction real estate loan portfolio, approximately $2 million was a decrease in the commercial and other loan portfolio, and approximately $17.7 million was a decrease in the consumer and credit loan portfolio. Approximately $21.7 million of the $17.3 million increase in real estate loans was in residential 1 to 4 family adjustable rate mortgages while approximately $4.4 million in residential 1 to 4 family fixed rate mortgages decreased. Late in 1997 we began to offer residential mortgage customers a new fixed rate product. This program enables us to offer competitive long-term fixed rates. These loans are made with the intent to sell in the secondary loan market. We originated and sold $17.4 million and $12.1 million of loans in 2002 and 2001. Profit on the sale of these loans was $129,000 and $76,000 for 2002 and 2001. Information detailing the composition of the loan portfolio is presented in Note 4 to the consolidated financial statements.

Total deposits increased $1.1 million or .4% from December 31, 2001 to December 31, 2002. All deposit accounts increased except interest bearing demand deposits and time deposits. The interest bearing demand deposits and the time deposits decreased $.9 million and $8 million respectively. The increases are attributable to new deposit account growth and internal growth for existing accounts. See also, Average Balance Sheet and Net Interest Analysis for information related to the average amount and average interest paid on deposit accounts during 2002 and 2001. Information related to the maturity of time deposits of $100,000 and over at December 31, 2002 is presented in Note 8 of the accompanying consolidated financial statements.

Advances were $4.3 million and $5.2 million at December 31, 2002 and 2001 respectively. These advances were used to fund fixed rate residential real estate loans with similar maturities in prior years. There were no new advances in 2002 or 2001.

Shareholders' equity increased $1.2 million during 2002 to $34.2 million at December 31, 2002 from $33 million at December 31, 2001. This increase was the result of an increase of $2 million in net retained earnings during the year and a net unrealized gain on securities available for sale of $.1 million. The Company also puchased treasury stock for $.9 million.

Market Risk and Asset/Liability Management

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of our operations, we are not subject to currency exchange or commodity price risk and, since we have no trading portfolio, it is not subject to trading risk.

Currently, we have equity securities that represent only 1.8% of its investment portfolio and, therefore, equity price risk is not significant.

We actively manage interest rate sensitivity and asset/liability products through an asset/liability management committee. The principle objectives of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

In an effort to reduce interest rate risk and protect itself from the negative effects or rapid or prolonged changes in interest rates, we have instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980's, we have originated adjustable-rate loans and as of December 31, 2002, they comprised approximately 74.2% of the total loan portfolio.

Liquidity

Liquidity represents our ability to meet normal cash flow requirements of our customers for the funding of loans and repayment of deposits. Both short term and long term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are: cash and cash equivalents and the available for sale security portfolio. The liquidity ratio as of December 31, 2002 and 2001 were 21% and 29%, respectively.

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $4.4 and $4.3 million in cash during 2002 and 2001 respectively, generated principally from net income.

Investing activities consist primarily of loan originations and repayments, investment purchases and maturities, and investment in technology. These activities used $13 million in funds during 2002, principally for the net funding of loans, and the net purchase of technology and fixed assets totaling $23.1 million, and $.6 million respectively; and provided the net proceeds of investments of $10.7 million. For 2001, investing activities used $10.4 million, principally for the net funding of loans, the net purchase of investments, and the net purchase of technology and fixed assets totaling $.8 million, $8.5 million, and $1.1 million respectively.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments, and the payment of dividends. For 2002, financing activities used $1.4 million, comprised mainly of net deposit increases of $1.1 million, repayment of Federal Home Loan Bank advances of $1 million, net increase in short-term borrowings of $.6 million, purchase of treasury stock of $.9 million and payment of dividends of $1.2 million. For 2001 financing activities provided $15.8 million, comprised mainly of net deposit increases of $18.8 million, Federal Home Loan Bank advance repayments of $1.0 million, purchase of treasury stock of $.9 million and payment of dividends of $1.1 million.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, we have access to funds from the Federal Home Loan Bank of Cincinnati. We also have a ready source of funds through the available-for-sale component of the investment securities portfolio.

Capital Resources

Capital adequacy is our ability to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. We continually monitor these capital requirements and believe the Company to be in compliance with these regulations at December 31, 2002.

Our regulatory capital position at December 31, 2002, as compared to the minimum regulatory capital requirements imposed on us by banking regulators at that date is presented in Note 16 of the accompanying consolidated financial statements. We are not aware of any actions contemplated by banking regulators, which would result in us being in non-compliance with capital requirements.

Impact of Inflation Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

SNODGRASS
Certified Public Accountants and Consultants

Report of Independent Auditors

The Board of Directors and Shareholders
Killbuck Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

S. R. Snodgrass, A.C.

Steubenville, Ohio
February 20, 2003

S.R. Snodgrass, A.C.
626 North Fourth Street · Steubenville, OH 43952-1982 · 740-282-2771 · Fax: 740-282-1606

Financial Statements

Killbuck Bancshares, Inc.
Consolidated Balance Sheet

	December 31, 2002	2001
ASSETS		
Cash and cash equivalents:		
Cash and amounts due from depository institutions	$8,007,448	$7,768,070
Federal funds sold	12,300,000	22,500,000
Total cash and cash equivalents	**20,307,448**	**30,268,070**
Investment securities:		
Securities available for sale	39,048,024	51,419,900
Securities held to maturity (market value of $44,201,169 and $40,734,605)	41,578,062	39,803,246
Total investment securities	**80,626,086**	**91,223,146**
Loans (net of allowance for loan losses of $2,325,560 and $2,260,555)	172,482,506	149,560,961
Loans held for sale	419,750	593,200
Premises and equipment, net	5,203,954	5,138,782
Accrued interest receivable	1,134,183	1,508,784
Goodwill, net	1,329,249	1,329,249
Other assets	1,671,219	1,635,996
Total assets	**$283,174,395**	**$281,258,188**
LIABILITIES		
Deposits:		
Noninterest bearing demand	$35,745,364	$32,198,109
Interest bearing demand	31,755,668	32,659,909
Money market	16,090,756	15,169,110
Savings	38,819,993	33,247,687
Time	116,626,850	124,696,288
Total deposits	**239,038,631**	**237,971,103**
Federal Home Loan Bank advances	4,267,666	5,226,732
Short-term borrowings	4,929,993	4,295,000
Accrued interest and other liabilities	734,446	727,901
Total liabilities	**248,970,736**	**248,220,736**
SHAREHOLDERS' EQUITY		
Common stock - No par value: 1,000,000 shares authorized, 718,431 issued	8,846,670	8,846,670
Retained earnings	27,462,762	25,445,528
Accumulated other comprehensive income	534,990	493,654
Treasury stock, at cost (34,771 and 25,144 shares)	(2,640,763)	(1,748,400)
Total shareholders' equity	**34,203,659**	**33,037,452**
Total liabilities and shareholders' equity	**$283,174,395**	**$281,258,188**

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

Consolidated Statement of Income

	Year Ended December 31,		
	2002	2001	2000
INTEREST INCOME			
Interest and fees on loans	$11,504,240	$13,853,843	$14,199,350
Federal funds sold	245,539	693,149	639,622
Investment securities:			
Taxable	2,393,046	2,688,740	2,853,976
Exempt from federal income tax	1,845,087	1,696,876	1,571,737
Total interest income	**15,987,912**	**18,932,608**	**19,264,685**
INTEREST EXPENSE			
Deposits	5,599,201	8,786,868	8,738,303
Federal Home Loan Bank advances	321,749	384,809	447,023
Short term borrowings	4,952	65,289	181,234
Total interest expense	**5,925,902**	**9,236,966**	**9,366,560**
NET INTEREST INCOME	**10,062,010**	**9,695,642**	**9,898,125**
Provision for loan losses	210,000	262,500	540,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,852,010	9,433,142	9,358,125
OTHER INCOME			
Service charges on deposit accounts	624,197	559,293	499,858
Gain on sale of loans, net	128,645	75,808	9,786
Other income	189,428	186,602	214,342
Total other income	**942,270**	**821,703**	**723,986**
OTHER EXPENSE			
Salaries and employee benefits	3,401,327	3,167,553	2,827,003
Occupancy and equipment	958,750	899,194	810,111
Other expense	2,281,801	2,340,110	2,083,192
Total other expense	**6,641,878**	**6,406,857**	**5,720,306**
INCOME BEFORE INCOME TAXES	4,152,402	3,847,988	4,361,805
Income taxes	934,858	903,423	1,078,884
NET INCOME	**$3,217,544**	**$2,944,565**	**$3,282,921**
EARNINGS PER SHARE	**$4.68**	**$4.23**	**$4.66**
WEIGHTED AVERAGE SHARES OUTSTANDING	**687,216**	**696,674**	**704,498**

See accompanying notes to the consolidated financial statements.



Killbuck Savings Bank Main Office
Established 1900

Kurt Stutzman
Mt. Hope Branch
Co-Manager /
Vice President





Mt. Hope Branch -
Opened 1981

Rosanna E. Miller **(not shown)**
Mt. Hope Branch Co-Manager /
Vice President



Sugarcreek Branch -
Opened 2000



KILLBUCK SAVINGS BANK CO.
10:12

Danville Branch -
Opened 1998

Aden N. Troye
Sugarcreek Branch
Senior Vice Presid



Judy Klavins
Danville Branch Manager /
Senior Vice President



Jason Aufrance
Millersburg South
Branch Co-Manager /
Vice President





Millersburg South Branch -
Opened 1992

M. Marcene Cullen
Millersburg South
Branch Co-Manager /
Vice President





James Mirich
Vice President



Christina Weber
Millersburg North
Branch Co-Manager /
Assistant Vice President



Eric D. Strouse
Millersburg North Branch
Co-Manager / Vice President



Millersburg North Branch –
Opened 1986







Anita J. Viers
Apple Valley Branch Manager /
Assistant Vice President



Kimberly Peck
Assistant Vice President



Apple Valley Branch –
Opened 2001

Berlin Branch –
Opened 1962





Marion R. Troyer
Berlin Branch Manager /
Senior Vice President



Victor Weaver
Vice President

Killbuck Bancshares, Inc.

Consolidated Statement of Changes in Shareholders' Equity

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity	Comprehensive Income
BALANCE, DECEMBER 31, 2000	8,846,670	21,352,156	(648,620)	(633,488)	28,916,718	
Net income		3,282,921			3,282,921	$3,282,921
Other comprehensive income:						
Unrealized gain on available for sale securities, net of tax of $420,756			816,761		816,761	816,761
Comprehensive income						$4,099,682
Cash dividends paid ($1.45 per share)		(1,020,487)			(1,020,487)	
Purchase of Treasury Stock, at cost				(254,748)	(254,748)	
BALANCE, DECEMBER 31, 2000	8,846,670	23,614,590	168,141	(888,236)	31,741,165	
Net income		2,944,565			2,944,565	$2,944,565
Other comprehensive income:						
Unrealized gain on available for sale securities, net of tax of $167,689			325,513		325,513	$325,513
Comprehensive income						$3,270,078
Cash dividends paid ($1.60 per share)		(1,113,627)			(1,113,627)	
Purchase of Treasury Stock, at cost				(860,164)	(860,164)	
BALANCE, DECEMBER 31, 2001	8,846,670	25,445,528	493,654	(1,748,400)	33,037,452	
Net income		3,217,544			3,217,544	$3,217,544
Other comprehensive income:						
Unrealized gain on available for sale securities, net of tax of $21,295			41,336		41,336	41,336
Comprehensive income						$3,258,880
Cash dividends paid ($1.75 per share)		(1,200,310)			(1,200,310)	
Purchase of Treasury Stock, at cost				(892,363)	(892,363)	
BALANCE, DECEMBER 31, 2002	**$8,846,670**	**$ 27,462,762**	**$ 534,990**	**$(2,640,763)**	**$34,203,659**	

See accompanying notes to the consolidated financial statements.

Killbuck Bancshares, Inc.

Consolidated Statement of Cash Flows

	Year Ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$3,217,544	$2,944,565	$3,282,921
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	210,000	262,500	540,000
Depreciation, amortization and accretion, net	509,805	544,535	420,419
Gain on sale of loans, net	(128,645)	(75,808)	(9,786)
Origination of loans held for sale	(17,408,920)	(12,105,010)	(3,303,720)
Proceeds from the sale of loans	17,711,015	12,107,617	3,149,506
Federal Home Loan Bank stock dividend	(51,200)	(71,500)	(66,400)
Decrease (increase) in accrued interest and other assets	369,283	519,703	(421,711)
Increase (decrease) in accrued interest and other liabilities	6,545	150,627	95,323
Net cash provided by operating activities	**4,435,427**	**4,277,229**	**3,686,552**
INVESTING ACTIVITIES			
Investment securities available for sale:			
Proceeds from maturities and repayments	37,186,127	35,840,062	4,490,576
Purchases	(24,738,527)	(40,645,564)	(8,260,583)
Investment securities held to maturity:			
Proceeds from maturities and repayments	4,475,491	2,225,527	1,707,128
Purchases	(6,276,462)	(5,959,703)	(3,465,473)
Net increase in loans	(23,131,545)	(761,560)	(8,080,826)
Purchase of premises and equipment	(561,915)	(1,058,111)	(1,043,588)
Net cash used in investing activities	**(13,046,831)**	**(10,359,349)**	**(14,652,766)**
FINANCING ACTIVITIES			
Net increase in deposits	1,067,528	18,803,211	17,429,434
Repayment of Federal Home Loan Bank advances	(959,066)	(971,198)	(914,823)
Net increase (decrease) in short-term borrowings	634,993	(20,768)	(584,232)
Purchase of treasury shares	(892,363)	(860,164)	(254,748)
Cash dividends paid	(1,200,310)	(1,113,627)	(1,020,487)
Net cash (used in) provided by financing activities	**(1,349,218)**	**15,837,454**	**14,655,144**
(Decrease) increase in cash and cash equivalents	**(9,960,622)**	**9,755,334**	**3,688,930**
Cash and cash equivalents at beginning of year	**30,268,070**	**20,512,736**	**16,823,806**
Cash and cash equivalents at end of year	**$20,307,448**	**$30,268,070**	**$20,512,736**

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting and reporting policies applied in the presentation of the consolidated financial statements follows:

Nature of Operations and Basis of Presentation

Killbuck Bancshares, Inc. (the "Company") is an Ohio corporation organized as the holding company of The Killbuck Savings Bank Company (the "Bank"). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary operate in the single industry of commercial banking and derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers through eight locations. The Board of Governors of the Federal Reserve System supervises the Company and Bank, while the Bank is also subject to regulation and supervision by the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the parent company's equity in the underlying net assets.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and related revenues and expenses for the period. Actual results may differ significantly from those estimates.

Investment Securities

Investment securities are classified, at the time of purchase, based upon management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the level yield method. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of shareholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank, Federal Reserve Bank and Great Lakes Bankers Bank represent ownership in institutions, which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with other assets.

Loans

Loans are stated at their outstanding principal, less the allowance for loan losses and any net deferred loan fees. Interest income on loans is recognized on the accrual method. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. Loans are returned to accrual status when past due interest is collected, and the collection of principal is probable.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. All loans are sold to Federal Home Loan Mortgage Corporation ("Freddie Mac").

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, provided the loan is not a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years for furniture, fixtures and equipment and 25 to 50 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from seven to fifteen years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvments are capitalized.

Real Estate Owned

Real estate acquired in settlement of loans is stated at the lower of the recorded investment in the property or its fair value minus estimated costs of sale. Prior to foreclosure the value of the underlying collateral is written down by a charge to the allowance for loan losses if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on their disposition, are included in other expenses.

Intangible Assets and Liabilities

Goodwill represents the amount by which the market value of the stock issued in the merger of Commercial Saving Bank Co. (Commercial) of Danville, Ohio with and into The Killbuck Savings Bank Company exceeded the market value of the assets, liabilities and capital of Commercial on the date of the merger. As of December 31, 2002 and 2001 respectively, net goodwill was $1,329,249 and $1,329,249. On January 1, 2002, the Company adopted Statements of Financial Accounting Standards ("FAS") No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. In addition, the Company performed its initial impairment analysis of goodwill and other intangible assets and determined that the estimated fair value exceeded the carrying amount.

Mortgage Servicing Rights ("MSRs")

The Company has agreements for the express purpose of selling loans in the secondary market. The Company maintains all servicing rights for these loans. Originated MSRs are recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values. MSRs are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio. Impairment is evaluated based on the fair value of the right, based on portfolio interest rates and prepayment characteristics. MSRs are a component of other assets on the Consolidated Balance Sheet.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial statements.

In April 2002, the FASB issued FAS No. 145, Recission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position of results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

On October 1, 2002, FASB issued FAS No. 147, Acquisitions of Certain Financial Institutions, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, Business Combinations, and FAS No. 142, Goodwill and Other Intangible Assets. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement did not have a material effect on the Company's financial statements.

On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In November, 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

Employee Benefits Plans

The Bank maintains an integrated money purchase pension plan and a 401(K) plan covering eligible employees. The Bank's contributions are based upon the plan's contribution formula.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Income tax expense is allocated among the parent company and the subsidiary as if each had filed a separate return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Earnings Per Share

The Company currently maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share are calculated using the weighted average number of shares outstanding for the period.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains and losses on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Shareholders' Equity.

Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from financial institutions and federal funds sold. Cash payments for interest in 2002, 2001 and 2000 were $6,043,639, $9,305,850, and $9,291,388, respectively. Cash payments for income taxes for 2002, 2001, and 2000 were $895,358, $718,294, and $1,209,236 respectively.

Reclassification of Comparative Amounts

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on shareholders' equity or net income.

2. Federal Funds Sold

Federal funds sold at December 31 consists of the following:

Institution	2002 Maturity	2002 Balance	2001 Maturity	2001 Balance
National City Bank	1-02-03	$ 8,400,000	1-02-02	$19,600,000
Great Lakes Bankers Bank	1-02-03	3,900,000	1-02-02	2,900,000
		$12,300,000		$22,500,000

3. Investment Securities

The amortized cost of securities and their estimated market values are as follows:

Securities available for sale

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of U.S. Government Agencies and Corporations	$38,237,433	$810,591	--	$39,048,024
Total	**$38,237,433**	**$810,591**	**--**	**$39,048,024**

Securities available for sale

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of U.S. Government Agencies and Corporations	$50,671,940	$747,960	--	$51,419,900
Total	**$50,671,940**	**$747,960**	**--**	**$51,419,900**

Securities Held to Maturity

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of States and Political Subdivisions	$40,591,090	$2,590,623	$9,613	$43,172,100
Corporate Securities	986,972	45,611	3,514	1,029,069
Total	**$41,578,062**	**$2,636,234**	**$13,127**	**$44,201,169**

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of States and Political Subdivisions	$38,304,631	$1,003,792	$69,573	$39,238,850
Corporate Securities	1,498,615	25,342	28,202	1,495,755
Total	**$39,803,246**	**$1,029,134**	**$97,775**	**$40,734,605**

The amortized cost and estimated market values of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Available For Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$2,999,943	$3,074,687	$4,849,741	$4,936,000
Due after one year through five years	31,764,306	32,429,551	14,408,665	15,441,133
Due after five through ten years	2,613,152	2,679,885	17,334,393	18,622,207
Due after ten years	860,032	863,901	4,985,263	5,201,829
	$ 38,237,433	$ 39,048,024	$ 41,578,062	$ 44,201,169

Investment securities with an approximate carrying value of $46,069,000 and $40,376,000 at December 31, 2002 and 2001, respectively were pledged to secure public deposits, securities sold under agreement to repurchase and for other purposes as required or permitted by law.

4. Loans

Major classification of loans are summarized as follows:

	2002	2001
Real estate - residential	$ 73,142,906	$ 55,811,947
Real estate - farm	9,108,253	3,377,083
Real estate - commercial	35,004,950	24,116,828
Real estate - construction	11,811,973	2,937,181
Commercial and other loans	35,159,800	37,205,543
Consumer and credit loans	10,928,716	28,709,892
	175,156,598	152,158,474
Less allowance for loan losses	(2,325,560)	(2,260,555)
Less net deferred loan fees	(348,532)	(336,958)
Loans, net	$172,482,506	$149,560,961

Loans held for sale at December 31, 2002 and 2001 were $419,750 and $593,200 respectively. The Bank is currently collecting a fee of .25% for servicing these loans. Real estate loans serviced for Freddie Mac, which are not included in the consolidated balance sheet, totaled $27,203,187 and $14,172,071 at December 31, 2002 and 2001, respectively.

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management's opinion, these loans did not meet the definition of impaired loans.

	2002	2001	2000
Principal outstanding	$148,928	$221,050	$298,286
Contractual interest due	$ 12,583	$ 21,254	$ 10,013
Interest income recognized	$ --	$ --	$ --

The Company's primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio at December 31, 2002 and 2001, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The Bank entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended December 31, 2002 is as follows:

Balance December 31, 2001	Additions	Amounts Collected	Balance December 31, 2002
$238,228	$3,466,322	$78,689	$3,625,861

5. Allowance for Loan Losses

An analysis of the change in the allowance for loan losses follows:

	2002	2001	2000
Balance, January 1	$2,260,555	$2,358,759	$1,887,773
Add:			
Provision charged to operations	210,000	262,500	540,000
Loan recoveries	177,543	125,822	180,850
Less: Loans charged off	(322,538)	(486,526)	(249,864)
Balance, December 31	**$2,325,560**	**$2,260,555**	**$2,358,759**

6. Premises and Equipment

Premises and equipment are summarized as follows:

	2002	2001
Land	$1,403,945	$1,053,945
Building and improvements	4,089,605	4,034,816
Furniture, fixtures and equipment	3,950,589	3,793,463
	9,444,139	8,882,224
Less accumulated depreciation	4,240,185	3,743,442
Total	**$5,203,954**	**$5,138,782**

Depreciation expense charged to operations was $496,743 for 2002, $441,444 for 2001, and $361,338 for 2000.

7. Goodwill

As of December 31, 2002 and 2001, goodwill had a gross carrying amount of $1,661,561 and an accumulated amortization amount of $332,312 resulting in a net carrying amount of $1,329,249. Amortization expense for 2001 amounted to $110,771.

The gross carrying amount of goodwill is tested for impairment in the fourth quarter, after the annual forecasting process. Due to an increase in overall earning asset growth, operating profits and cash flows were greater than expected. Based on fair value of the reporting unit, estimated using the expected present value of future cash flows, no goodwill impairment loss was recognized in the current year.

The following tables set forth a comparison of net income and basic and diluted earnings per share adjusted for the adoption of FAS No. 142, Goodwill and Other Intangible Assets:

	2002	2001	2000
Goodwill amortization	$ --	$ 110,771	$ 110,771
Net income	$3,217,544	$2,944,565	$3,282,921
Addback: Goodwill amortization (net of tax)	--	73,109	73,109
Adjusted net income	$3,217,544	$3,017,674	$3,356,030
Basic earnings per share:			
Net income	$4.68	$4.23	$4.66
Goodwill amortization	--	.10	.10
Adjusted basic earnings per share	$4.68	$4.33	$4.76

8. Deposits

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $40,887,282 and $40,779,099 at December 31, 2002 and 2001, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1,281,223 in 2002, $2,021,500 in 2001, and $1,874,053 in 2000.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 2002.

3 months or less	$11,589,470
Over 3 through 6 months	9,322,564
Over 6 through 12 months	14,737,021
Over 12 months	5,238,227
Total	**$40,887,282**

The following table sets forth the remaining maturity of all time deposits at December 31, 2002.

12 month or less	$93,416,568
12 months through 24 months	11,149,105
24 months through 36 months	3,628,317
36 months through 48 months	1,624,461
48 months through 60 months	6,801,275
Over 60 months	7,124
Total	**$116,626,850**

9. Short-Term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase. These retail repurchase agreements are with customers in their respective loan market areas. These borrowings are collateralized with securities owned by the Company and held in their safekeeping account at an independent correspondent bank. The outstanding balances and related information for short-term borrowings are summarized as follows:

Short-term borrowings:	2002	2001
Ending balance	$4,929,993	$4,295,000
Maximum month-end balance during the year	4,929,993	4,760,409
Average month-end balance during the year	3,858,749	3,991,246
Weighted average at year end	.13%	.13%
Weighted average rate during the year	.13%	1.64%

The Company has pledged investment securities with carrying values of $5,692,968 and $6,201,093 as of December 31, 2002 and 2001, respectively, as collateral for the repurchase agreements.

10. Federal Home Loan Bank Advances

The Federal Home Loan Bank advances have monthly principal and interest payments due with maturity dates from 2009 through 2017. Interest rates range from 6.00% to 8.90% on the advances. The scheduled aggregate minimum future principal payments on the advances outstanding as of December 31, 2001 are as follows:

Year Ending December 31,	Amount
2003	$580,566
2004	526,063
2005	477,895
2006	435,279
2007	397,707
2008 and thereafter	1,850,156
Total	$4,267,666

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"). The FHLB borrowings, when used, are collateralized by the Bank's investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 2002 the Bank had a borrowing capacity of approximately $33.7 million with the FHLB. At December 31, 2002 and 2001 there was $4,267,666 and $5,226,732, respectively borrowed against this credit arrangement.

11. Employee Benefit Plans

The Bank maintains an integrated money purchase pension plan and a 401(k) plan.

Under the integrated money purchase pension plan contribution formula, the Bank, for each plan year, will contribute an amount equal to 8% of an employee's compensation for the plan year and 5.7% of the amount of an employee's excess compensation for the plan year. Excess compensation is a participant's compensation in excess of the designated integration level. This designated integration level is 100% of the taxable wage base in effect at the beginning of the plan year. The federal government annually adjusts the taxable wage base. This plan does not permit nor require employees to make contributions to the plan.

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 20% of a participant's compensation. For 2002, the annual contribution to a participant's retirement account may not exceed $40,000. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 2002 and 2001 the Bank matched 25% of the employees voluntary contributions up to 1% of the employee's compensation.

Both plans cover substantially all employees with one year of service and attained age 21.

The pension costs charged to operating expense for the years 2002, 2001 and 2000 amounted to $207,608, $192,433 and $178,801, respectively.

12. Other Operating Expense

Other operating expense included the following:

	2002	2001	2000
Professional fees	$259,355	$270,198	$255,325
Franchise tax	397,238	388,226	343,662
Credit Card Processing	259,530	223,168	155,293
Stationery, supplies and printing	167,055	174,025	174,861
Postage, express and freight	162,264	146,072	130,375
Other	1,036,359	1,138,421	1,023,676
Total	$2,281,801	$2,340,110	$2,083,192

13. Income Taxes

The provision for federal income taxes for the years ended December 31 consist of:

	2002	2001	2000
Current payable	$918,823	$831,042	$1,221,389
Deferred	16,035	72,381	(142,505)
Total provision	**$934,858**	**$903,423**	**$1,078,884**

The following is a reconcilement between the actual provision for federal income taxes and the amount of income taxes, which would have been provided at statutory rates for the year ended December 31:

	2002		2001		2000	
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Provision at statutory rate	$1,411,817	34.0%	$1,308,316	34.0%	$1,483,013	34.0%
Tax exempt income	(627,878)	(15.1)	(577,998)	(15.0)	(535,451)	(12.3)
Non-deductible interest Expense	59,082	1.4	82,503	2.1	83,133	1.9
Non-deductible amortization	--	--	37,662	1.0	37,662	.9
Other, net	91,837	2.2	52,940	1.4	10,527	.2
Tax expense and effective rate	$934,858	22.5%	$ 903,423	23.5%	$1,078,884	24.7%

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

	2002	2001
Deferred Tax Assets:		
Allowance for loan losses	$597,006	$574,949
Deferred loan fees	11,782	13,822
Deferred tax asset	608,788	588,771
Deferred Tax Liabilities:		
Premise and equipment	222,611	224,209
Stock dividends	144,364	126,956
Net unrealized gain on securities	275,601	254,307
Other, net	56,951	36,709
Deferred tax liabilities	699,527	642,181
Net deferred tax liabilities	$(90,739)	$(53,410)

14. Commitments and Contingent Liabilities

Commitments

In the normal course of business, the Company has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

14. Commitments and Contingent Liabilities (continued)

These commitments were comprised of the following at December 31:

	2002	2001
Commitments to extend credit	$19,671,000	$20,984,000
Standby letters of credit	398,000	253,000
Total	**$20,069,000**	**$21,237,000**

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2002 or 2001.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

15. Regulatory Matters

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 2003, without the approval of the regulatory authorities, is approximately $2,187,000 plus 2003 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $2,991,000 and $2,696,000 at December 31, 2002 and 2001, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital. The Company had no such borrowings at December 31, 2002 and 2001.

16. Regulatory Capital Requirements

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

16. Regulatory Capital Requirements (continued)

As of December 31, 2002 and 2001, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier I risk-based, and Tier I Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively. There have been no conditions or events since notification that management believes have changed this category.

The Company's actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's.

	2002		2001	
	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to Risk Weighted Assets)				
Actual	$34,622	18.74%	$33,216	20.75%
For Capital Adequacy Purposes	14,778	8.00	12,804	8.00
To be well capitalized	18,472	10.00	16,005	10.00
Tier 1 Capital (to Risk Weighted Assets)				
Actual	$32,339	17.51%	$31,215	19.50%
For Capital Adequacy Purposes	7,389	4.00	6,402	4.00
To be well capitalized	11,083	6.00	9,603	6.00
Tier 1 Capital (to Average Assets)				
Actual	$32,339	11.35%	$31,215	11.27%
For Capital Adequacy Purposes	11,394	4.00	11,074	4.00
To be well capitalized	14,243	5.00	13,843	5.00

17. Fair Value Disclosure of Financial Instruments

The carrying amounts and estimated fair values at December 31 are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 8,007,448	$ 8,007,448	$ 7,768,070	$ 7,768,070
Federal funds sold	12,300,000	12,300,000	22,500,000	22,500,000
Securities available for sale	39,048,024	39,048,024	51,419,900	51,419,900
Securities held to maturity	41,578,062	44,201,062	39,803,246	40,734,605
Net loans	172,482,506	178,506,554	149,560,961	156,422,796
Loans held for sale	419,750	429,446	593,200	628,204
Accrued interest receivable	1,134,183	1,134,183	1,508,784	1,508,784
Regulatory stock	1,442,010	1,442,010	1,390,810	1,390,810
Total	**$276,411,983**	**$285,068,727**	**$274,544,971**	**$282,373,169**
Financial liabilities:				
Deposits	$239,038,631	$241,340,000	$237,971,103	$241,558,000
Federal Home Loan Bank advances	4,267,666	4,765,000	5,226,732	5,545,563
Short term borrowings	4,929,993	4,929,993	4,295,000	4,295,000
Accrued interest payable	228,550	228,550	346,287	346,287
Total	**$248,464,840**	**$251,263,543**	**$247,839,122**	**$251,744,850**

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current ecnomic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets and liabilities such as deferred tax assets and liabilities, premises and equipment and many other operational elements of the Company, are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks, Federal Funds Sold, Accrued Interest Receivable, Regulatory Stock, Short-Term Borrowings, and Accrued Interest Payable

The fair value approximates the current carrying value.

Investment Securities and Loans Held for Sale

The fair value of investment securities and loans held for sale are equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, and Federal Home Loan Bank Advances

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair values for time deposits and Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented previously in the commitments and contingent liabilities note.

18. Parent Company

The following are parent only condensed financial statements:

Condensed Balance Sheet

	December 31, 2002	2001
ASSETS		
Cash	$143,049	$460,755
Investment in bank subsidiary	34,060,610	32,576,697
Total assets	**$34,203,659**	**$33,037,452**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity	$34,203,659	$33,037,452
Total liabilities and shareholders' equity	**$34,203,659**	**$33,037,452**

Condensed Statement of Income

	Year Ended December 31, 2002	2001	2000
INCOME			
Dividends from bank subsidiary	$1,775,000	$2,200,000	$1,200,000
Operating expenses	50	50	50
Income before income taxes	**1,774,950**	**2,199,950**	**1,199,950**
Income tax benefit	(17)	(17)	(17)
Income before equity in undistributed net income of subsidiary	1,774,967	2,199,967	1,199,967
Equity in undistributed net income of subsidiary	1,442,577	744,598	2,082,954
NET INCOME	**$3,217,544**	**$2,944,565**	**$3,282,921**

Condensed Statement of Cash Flows

	Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income	$3,217,544	$ 2,944,565	$ 3,282,921
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiary	(1,442,577)	(744,598)	(2,082,954)
Net cash provided by operating activities	1,774,967	2,199,967	1,199,967
FINANCING ACTIVITIES			
Purchase of treasury shares	(892,363)	(860,163)	(254,749)
Dividends paid	(1,200,310)	(1,113,627)	(1,020,487)
Net cash used in financing activities	(2,092,673)	(1,973,790)	(1,275,236)
(DECREASE) INCREASE IN CASH	(317,706)	226,177	(75,269)
CASH AT BEGINNING OF YEAR	460,755	234,578	309,847
CASH AT END OF YEAR	**$143,049**	**$460,755**	**$234,578**

19. Selected Quarterly Financial Data (Unaudited)

(In Thousands Except Per Share Data)

	Three Months Ended			
	March 2002	June 2002	September 2002	December 2002
Total interest income	$4,161	$4,036	$3,945	$3,846
Total interest expense	1,676	1,521	1,434	1,295
Net interest income	2,485	2,515	2,511	2,551
Provision for loan losses	45	45	60	60
Net interest income after provision for loans losses	2,440	2,470	2,451	2,491
Total other income	205	214	236	288
Total other expense	1,589	1,725	1,594	1,734
Income before income taxes	1,056	959	1,093	1,045
Income taxes	254	201	228	252
Net income	$802	$758	$865	$793
Per share data:				
Net earnings	$1.16	$1.10	$1.26	$1.16
Weighted average shares outstanding	691,251	688,574	684,926	684,111

	Three Months Ended			
	March 2001	June 2001	September 2001	December 2001
Total interest income	$4,993	$4,923	$4,657	$4,452
Total interest expense	2,538	2,427	2,278	1,994
Net interest income	2,455	2,496	2,379	2,458
Provision for loan losses	83	90	90	--
Net interest income after provision for loans losses	2,372	2,406	2,289	2,458
Total other income	165	180	186	199
Total other expense	1,563	1,635	1,558	1,651
Income before income taxes	974	951	917	1,006
Income taxes	249	217	206	231
Net income	$725	$734	$711	$775
Per share data:				
Net earnings	$1.04	$1.05	$1.02	$1.12
Weighted average shares outstanding	698,661	697,579	696,213	694,241

Board of Directors



Seated: Allan Mast, Richard Fowler (Chairman), Luther E. Proper, Michael Yoder
Standing: Kenneth Taylor, Dean Mullet, Max Miller, John Baker, Ted Bratton

Director Emeritus

Robert Bell
Dr. Waive Boyd
Thomas D. Gindlesberger
Ivan Mullet
V.E. Shreiner

Officers

Killbuck Bancshares, Inc.

President .... Luther E. Proper

Vice President & Treasurer .... Craig A. Lawhead

Vice President & Secretary .... Diane S. Knowles

The Killbuck Savings Bank Company

Executive Officers

President & CEO .... Luther E. Proper

Executive Vice President .... Craig A. Lawhead

Senior Vice President / CFO .... Diane S. Knowles

Administration and Operations

Assistant Vice President .... Sandra K. Fast

Assistant Vice President / Compliance / Security .... Ronald C. Hennen

Assistant Vice President .... Eric T. Roll

Assistant Vice President .... Rex Smetzer

Assistant Cashier .... Cindie Hoffman

Assistant Cashier .... Karen Patterson

Assistant Cashier .... Joanne Roach

Assistant Cashier .... Theodore Thorpe

Lending and Branch Management

Senior Vice President / Danville Branch Manager .... Judy Klavins

Senior Vice President / Sugarcreek Branch Manager .... Aden N. Troyer

Senior Vice President / Berlin Branch Manager .... Marion R. Troyer

Vice President / Millersburg South Co-Manager .... Jason Aufrance

Vice President / Millersburg South Co-Manager .... M. Marcene Cullen

Vice President / Mt. Hope Co-Manager .... Rosanna E. Miller

Vice President .... James Mirich

Vice President .... Justin Smith

Vice President / Millersburg North Co-Manager .... Eric D. Strouse

Vice President / Mt. Hope Co-Manager .... Kurt Stutzman

Vice President .... Victor Weaver

Assistant Vice President .... Cindy Burkey

Assistant Vice President .... Kimberly Peck

Assistant Vice President / Loan Review .... Patricia Scheibe

Assistant Vice President / Apple Valley Branch Manager .... Anita J. Viers

Assistant Vice President / Millersburg North Co-Manager .... Christina Weber

Assistant Cashier .... Julie Allison

Assistant Cashier .... Rhonda Angel

Assistant Cashier .... Pamela Glassford

Assistant Cashier .... Marsha Lyons

Assistant Cashier / Loan Officer .... Michele Snow

Assistant Cashier .... Phyllis Taylor

Assistant Cashier .... Doris L. Thompson